

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3628

July 12, 2019

Steven C. Poling
Assistant Secretary
Daimler Retail Receivables LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re: Daimler Retail Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed July 10, 2019**
> **File No. 333-232590**

Dear Mr. Poling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Stasny at (202) 551-3674 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance